UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of March 2017

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On February 22, 2017, P.V. Nano Cell Ltd. (the “Issuer”) made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.1 and may be viewed in the About Us section of the Company’s website at www.pvnanocell.com. The Issuer has also prepared two additional investor presentations, (i) a general presentation of the Issuer attached hereto as Exhibit 99.2 and (ii) a presentation containing certain operational information and forward-looking statements relating to its LOI to acquire all of the outstanding shares of DigiFlex Ltd., as first reported on February 13, 2017 (the “Digiflex Presentation”), and representatives of the Issuer presented some or all of this information to potential investors at meetings beginning on February 20, 2017. The Digiflex Presentation is attached hereto as Exhibit 99.3.

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Exhibit Index

Exhibit No.	Description
99.1	Investor Presentation (Long-form on website)- February 2017
99.2	Investor Presentation - February 2017
99.3	Digiflex Presentation - February 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: March 3, 2017	By:	/s/ Fernando de la Vega
Name: Dr. Fernando de la Vega
Title: Chief Executive Officer

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